SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 3)

Pacific Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69433M103

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 69433M103
1)	NAMES OF REPORTING PERSONS Robert Landau
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 635,970,081[1]
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 635,970,081[1]
	10)	SHARED DISPOSITIVE POWER -0-
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,970,081[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14)	TYPE OF REPORTING PERSON IN

1  Includes 149,005,000 shares of Common Stock held of record by Jabi, Inc., of which Mr. Landau is the sole shareholder and director.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by Robert Landau (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on July 2, 2004, as amended by Amendment No. 1 thereto filed on January 11, 2006 and Amendment No. 2 thereto filed on March 23, 2007 (as amended, this “Schedule 13D”).

ITEM 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock (the “Common Stock”) of Pacific Gold Corp., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is 848 N. Rainbow Blvd., #2987, Las Vegas, Nevada 89107.

ITEM 2.

Identity and Background.

(a)

This Schedule 13D is being filed by Robert Landau.

(b)

The Reporting Person’s business address is 157 Adelaide Street West #600, Toronto, Ontario, Canada M5H 4E7.

(c)

The Reporting Person is the Chief Executive Officer of the Issuer.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of Canada.

ITEM 3.

Source and Amount of Funds and Other Consideration.

Of the 480,965,024 shares of Common Stock relating to this Amendment, the Reporting Person acquired (i) 256,871,160 shares in exchange for $321,088.95 of past due salary; (ii) 80,093,864 shares for payment of $100,117.33 in unreimbursed expenses related to the Issuer’s Nevada Rae Gold, Inc. subsidiary; and (iii) 144,000,000 shares issued to Jabi Inc. (of which the Reporting Person is the sole shareholder and director) upon conversion of $180,000 in principal and interest due under an outstanding convertible note.

ITEM 4.

Purpose of Transaction

The securities specified Item 3 were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer.  The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, acquiring additional shares or disposing of some or all of his shares of Common Stock and/or changing his current intentions with respect to any or all matters referred to in this Item 4. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer and will be reported in accordance with the rules of the Securities and Exchange Commission.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)

Any action similar to any of those actions enumerated above.

ITEM 5.

Interests in Securities of the Issuer

(a)

The Reporting Person beneficially owns an aggregate of 635,970,081 shares of Common Stock, representing 31.2% of the Issuer’s Common Stock. This percentage is based upon an aggregate of 2,038,765,222 outstanding shares of the Issuer’s Common Stock, as reported to the Issuer by the Issuer’s Transfer Agent.

(b)

The Reporting Person has the sole power to vote and to dispose of 635,970,081 shares of Common Stock.

(c)

Not applicable.

(d)

Not applicable

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: October 26, 2012

/s/ Robert Landau
Robert Landau